# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 3M COMPANY, CIK 0000066740
CUSIP: 88579Y101
Title of class of securities: Common Stock, Par Value $.01 Per Share
Address of issuer's principal executive offices: 3M Center, St. Paul, Minnesota (MN), 55144-1000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 36,252,541; shared voting power 142,449; sole dispositive power 40,417,332; shared dispositive power 122,676; aggregate amount beneficially owned 40,578,820 (7.6% of the class)

## Item 1. Issuer
Name of issuer: 3M COMPANY
Address of issuer's principal executive offices: 3M Center St. Paul MN 55144-1000

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 383 Madison Avenue,, New York, NY 10179
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 40578820
Percent of class: 7.6
Sole power to vote or to direct the vote: 36252541
Shared power to vote or to direct the vote: 142449
Sole power to dispose or to direct the disposition: 40417332
Shared power to dispose or to direct the disposition: 122676

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Chase Bank, National Association;
JPMorgan Asset Management (UK) Limited;
J.P. MORGAN SE;
J.P. Morgan (Suisse) SA;
JPMorgan Asset Management Holdings Inc.;
J.P. Morgan Alternative Asset Management Inc.;
J.P. Morgan Investment Management Inc.;
JPMorgan Asset Management (China) Company Limited;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (07/30/2025)